Exhibit 99.111

DHX Media and China's CNTV to launch new children's content platform

- DHX providing more than 700 half hours of Mandarin content -

HALIFAX, Nov. 7, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, today announced it has entered into a cooperation agreement with China National Television (CNTV), the new-media broadcast division of China Central Television (CCTV), China's state broadcaster, to launch a new streaming service exclusively dedicated to offering DHX's children's entertainment content across multiple platforms nationally in China. In the revenue sharing deal, DHX will provide more than 700 half hours of children's content initially for the new service, which is expected to offer video on demand (VOD), advertising video on demand (AVOD) and subscription video on demand (SVOD) services. Some of the series DHX will be providing in Mandarin for the new streaming service include, Teletubbies, Inspector Gadget, Madeline and Sonic the Hedgehog, to be followed by additional DHX titles such as Caillou, Super Why!, Monster Math Squad and others. The as-yet-unnamed service will be available nationally in the People's Republic of China (excluding Hong Kong S.A.R., Macau S.A.R. and Taiwan). A launch date has not yet been set.

The deal was announced today at a signing ceremony attended by Prime Minister Stephen Harper at the Asia-Pacific Economic Cooperation Summit, in Beijing. DHX President and Chief Operating Officer, Steven DeNure, who represented DHX as a delegate in the Government of Canada's official trade mission, stated: "Launching a new children's streaming service with China's official state broadcaster represents a tremendous opportunity to deliver DHX brands to a massive, emerging market. We are delighted and honoured to have been able to sign this cooperation agreement in Beijing today, as part of Prime Minister Harper's trade delegation."

Michael Hirsh, Vice Chairman of DHX Media, added: "Over the coming years we look forward to growing DHX's global footprint, and critical to that will be expanding into China, one the world's largest markets. In partnering with CNTV on this new streaming platform, we feel we have the best possible collaborator for making that expansion a reality."

DHX anticipates providing content on a continual basis to the new service as new series are produced at its animation studios in Halifax, Vancouver and Toronto, and through external production partners. In addition, the Company anticipates expanding the platform's offering as additional series in its existing library of more than 10,000 half hours are dubbed into Mandarin.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 10,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

About CNTV/CCTV

China Network Television (CNTV) is owned by CCTV International Network Ltd., which started broadcasting from December 28, 2009; its websites are www.cctv.com and www.cntv.cn. CNTV Services cover multiple terminals, such as video streaming websites, IPTV, mobile TV (mobile phone and tablet), OTT TV, with coverage in more than 190 countries. CNTV has six international language channels, which are English, Spanish, French, Arabic, Russian and Korean, additionally five local language channels, which are Mongolian, Uygur language, Kazakhstan language and Korean. CNTV broadcasts to all internet-based video distribution platforms.

Disclaimer

This press release contains forward looking statements with respect to DHX including the timing of the launch date of the as-yet-unnamed new children's streaming service. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectuses dated November 14, 2013 and December 31, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-6071

CO: DHX Media Ltd.

CNW 00:10e 08-NOV-14